

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Cuong Do
Chief Executive Officer
BIOVIE INC.
680 W Nye Lane Suite 204
Carson City, NV 89703

>   **Re: BIOVIE INC.**
>   **Registration Statement on Form S-3**
>   **Filed August 18, 2023**
>   **File No. 333-274083**

Dear Cuong Do:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Michael S. Lee, Esq.